Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FOURTH QUARTER AND
FISCAL YEAR 2015 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – March 4, 2016 -- Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today reported financial results for the fourth quarter and full year ended December 31, 2015.

Financial Highlights

For the three months ended December 31, 2015

  $9.5 million in revenue for the quarter, compared to $9.4 million for the same period last year.

  Gross profit margin of 41% for the quarter, an increase of 6% from 35% for the same period last year.

  Net earnings for the quarter were $5.9 million, including the deferred income tax recovery of $3.8 million, or $1.03 per share, basic and diluted, an increase of $5.8 million from $51,000, or $0.01 per share, basic and diluted, for the same period last year.

  Adjusted EBITDA is a measure the Company uses to reflect the results of its core earnings. Adjusted EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization, foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

    Adjusted EBITDA of $1.5 million for the quarter, an increase of 97% from $0.7 million for the same period last year.

  Deferred income tax recovery for the quarter was $3.8 million, compared to $70,000 for the same period last year. The recovery was based on an assessment of the Company’s history of profitability and its ability to realize deferred income tax assets.

For the year ended December 31, 2015

  $36.1 million in revenue for the year, consistent with revenue of $36.2 million in 2014.

  Gross profit margin of 41% for the year, compared to 40% for 2014.

  Net earnings were $8.7 million for the year, including the deferred income tax recovery of $3.8 million, or $1.50 per share, basic and diluted, an increase of $4.5 million from $4.2 million, or $0.73 per share, basic and diluted, for 2014.

  $4.6 million of cash and cash equivalents at December 31, 2015, compared to $5.5 million at December 31, 2014.

  No bank debt outstanding as the Company repaid the remaining balance during the second quarter in 2015. Bank debt at December 31, 2014 was $2.4 million.

  $19.4 million of working capital at December 31, 2015, compared to $13.8 million at December 31, 2014.

  Adjusted EBITDA of $5.3 million for the year, an increase of 12% from $4.7 million for 2014.

  Deferred income tax recovery for the year was $3.8 million, compared to $0.3 million for 2014. The recovery was based on an assessment of the Company’s history of profitability and its ability to realize deferred income tax assets.

“Fiscal 2015 demonstrated continued solid operating results as we continued to work through the sizable backlog of orders booked earlier in the year.” said Dr. Amiee Chan, President and CEO of Norsat. “We have been experiencing increased demand for components including our successful and expanding ATOM product line and solutions supplied to militaries around the globe which is driving improvements in our Satellite Communications segment. Offsetting the improved results within the Satellite Communications segment was a continuation of headwinds within our Land Mobile Radio (LMR) segment both in the U.S. and particularly in the Canadian public safety markets. Partially offsetting the softness in LMR was an increase in sales of our positive train control (PTC) products as railroads worked toward the December 31, 2015 deadline. In late December 2015, the deadline for certain railroads to install PTC technologies was extended to December 31, 2018 with a possibility of further extending the deadline to the 2020 year if railroads meet certain conditions. Therefore, we believe the program’s scope will continue over the coming years as thousands of locomotives and miles of track still need equipment to enable PTC to be fully operational, providing Norsat with a strong backlog of order flow for years to come.”

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, March 4, 2016 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss its financial results for the fourth quarter and full year ended December 31, 2015. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call title is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available after the live call at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in United States dollars, except when otherwise indicated)

	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$4,585,754	$5,513,733
Trade and other receivables	8,987,392	7,570,110
Inventories	10,956,524	10,120,374
Prepaid expenses and other	394,617	435,433
	24,924,287	23,639,650
Non-current assets
Property and equipment, net	558,609	855,978
Intangible assets, net	4,724,490	6,360,336
Goodwill	4,097,751	4,736,470
Investment tax credits recoverable	4,985,139	1,910,040
Deferred income tax assets	2,218,848	1,360,959
	16,584,837	15,223,783
Total assets	$41,509,124	$38,863,433
LIABILITIES
Current liabilities
Trade and other payables	$1,906,703	$2,831,911
Accrued liabilities	2,375,107	2,601,163
Provisions	947,682	766,371
Taxes payable	-	120,038
Deferred revenue	286,432	1,169,816
Current liabilities before acquisition loan	5,515,924	7,489,299
Acquisition loan	-	2,371,266
	5,515,924	9,860,565
Non-current liabilities
Long-term deferred revenue	45,889	18,426
Total liabilities	5,561,813	9,878,991
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(320,750)	(326,527)
Contributed surplus	4,318,487	4,371,778
Accumulated other comprehensive loss	(4,673,811)	(3,033,963)
Deficit	(3,227,263)	(11,877,494)
Total shareholders' equity	35,947,311	28,984,442
Total liabilities and shareholders' equity	$41,509,124	$38,863,433

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars, except when otherwise indicated)

	Three months ended December 31		Year ended December 31
	2015	2014	2015	2014

Revenue	$9,460,306	$9,370,908	$36,099,611	$36,179,180
Cost of sales	5,574,566	6,109,777	21,453,153	21,800,384
Gross profit	3,885,740	3,261,131	14,646,458	14,378,796

Expenses:
Selling and distributing	1,153,893	1,526,622	4,876,579	5,413,026
General and administrative	1,347,995	918,238	4,090,758	4,028,640
Product development	708,467	749,120	2,873,054	2,845,898
Less: Government contributions	(342,886)	(374,947)	(1,309,671)	(1,266,824)
(Gain)/loss on foreign exchange	(1,141,356)	362,405	(793,154)	(586,020)
Interest and bank charges	30,272	95,783	140,215	242,844
Total expenses	1,756,385	3,277,221	9,877,781	10,677,564

Earnings/(loss) before income taxes	2,129,355	(16,090)	4,768,677	3,701,232

Current income taxexpense/(recovery)	-	3,178	(66,068)	(214,355)
Deferred income tax recovery	(3,812,780)	(69,792)	(3,815,486)	(279,168)
Net earnings	$5,942,135	$50,524	$8,650,231	$4,194,755

Other comprehensive income
Exchange differences on translation of operations in currencies other than United States dollars	(1,059,257)	48,816	(1,639,848)	(1,718,485)
Total comprehensive income	$4,882,878	$99,340	$7,010,383	$2,476,270

Net earnings per share
Basic earnings per share	$1.03	$0.01	$1.50	$0.73
Diluted earnings per share	$1.03	$0.01	$1.50	$0.73

Weighted average number of shares outstanding
Basic	5,759,400	5,763,897	5,758,179	5,757,518
Diluted	5,775,035	5,770,099	5,777,619	5,761,472

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States dollars, except when otherwise indicated)

	Three months ended December 31		Year ended December 31
	2015	2014	2015	2014

Cash and cash equivalents (used in)/provided by
Operating activities:
Net earnings for the period	$5,942,135	$50,524	$8,650,231	$4,194,755
Income taxes (paid)/recovered	-	-	(43,270)	57,549
Adjustments for items not affecting cash:
Depreciation and amortization	317,127	375,027	1,295,634	1,274,536
Write-off of property and equipment	-	46,708	31,139	46,708
Unrealized foreign exchange (gain)/loss	(910,533)	362,405	(562,331)	(586,020)
Acquisition loan cost amortization	-	6,786	2,262	27,146
Other expenses/(income)	161,292	-	(37,705)	-
Current income taxexpense/(recovery)	-	3,178	(66,068)	(214,356)
Deferred income tax recovery	(3,812,780)	(69,792)	(3,815,486)	(279,168)
Share-based payments	67,616	105,076	247,876	272,064
Vesting of RSUs	-	(10,895)	-	(69,495)
Government contributions	(342,886)	(374,947)	(1,309,671)	(1,266,824)
Changes in non-cash working capital	(1,802,646)	1,095,383	(3,704,611)	463,711
Net cash flows (used in)/provided by operating activities	(380,675)	1,589,453	688,000	3,920,606

Investing activities:
Purchase of intangible assets, property and equipment	(35,700)	(216,788)	(193,286)	(623,286)
Government contributions for acquisition of property and equipment	-	22,492	-	49,043
Net cash flows used in investing activities	(35,700)	(194,296)	(193,286)	(574,243)

Financing activities:
Repayment of acquisition loan	-	(480,000)	(2,286,762)	(1,920,000)
Purchase of treasury shares, including purchase costs	(7,460)	(6,121)	(295,390)	(117,906)
Government contributions	438,437	-	1,271,648	997,783
Net cash flows provided by/(used in) financing activities	430,977	(486,121)	(1,310,504)	(1,040,123)

Effect of foreign currency translation on cash and cash equivalents	(365,834)	207,052	(112,189)	(65,102)

(Decrease)/increase in cash and cash equivalents	(351,232)	1,116,088	(927,979)	2,241,138
Cash and cash equivalents, beginning of period	4,936,986	4,397,645	5,513,733	3,272,595
Cash and cash equivalents, end of period	$4,585,754	$5,513,733	$4,585,754	$5,513,733

Norsat International Inc.
Reconciliation of IFRS to non-IFRS Measures
(Expressed in United States dollars, except when otherwise indicated)

	Three months ended December 31		Year ended December 31
	2015	2014	2015	2014
Net earnings for the period	$5,942,135	$50,524	$8,650,231	$4,194,755
Interest (income)/expense	(728)	20,798	20,572	114,602
Depreciation and amortization	317,127	375,027	1,295,634	1,274,536
Tax recovery	(3,812,780)	(66,614)	(3,881,554)	(493,523)
EBITDA(1)	$2,445,754	$379,735	$6,084,883	$5,090,370
(Gain)/loss on foreign exchange	(1,141,356)	362,405	(793,154)	(586,020)
Other expenses/(income)	161,292	-	(37,705)	-
Acquisition costs	-	-	-	180,000
Adjusted EBITDA(1)	$1,465,690	$742,140	$5,254,024	$4,684,350
(1)

We disclose non-IFRS measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For a more detailed description of non-IFRS measures, please refer to 2015 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604-821-2800	Tel: 604-821-2800
Email: achan@norsat.com	Email: achin@norsat.com